

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2007

Mr. Levi Mochkin
President and Chief Executive Officer
Avenue Group, Inc.
405 Lexington Avenue, 26th Floor
New York, NY 10174

> **Re:** **Avenue Group, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed May 1, 2006**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed May 20, 2005**
> **File No. 000-30543**

Dear Mr. Mochkin:

We have completed our review of your 2004 and 2005 Form 10-KSB, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief